中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement of the Resolutions passed by the Supervisory Committee of China Southern Airlines Company Limited" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2008-8

ANNOUNCEMENT OF RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The Company and all members of the supervisory committee warrant that the content of this announcement is true, accurate and complete, and jointly and severally accept responsibility for the misrepresentation, misleading statements or material omissions of this announcement.

On April 18, 2008, the Fifth Session of the supervisory committee ("Supervisory Committee") of China Southern Airlines Company Limited (the "Company") held the third Supervisory Committee meeting at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN. Four supervisors (the "Supervisors") are eligible to attend the Supervisory Committee meeting and four Supervisors attended the Supervisory Committee meeting. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting passed the following resolutions:

1. the full text and summary of the 2007 annual report (the "Annual Report"), the annual results announcement for the year 2007 of the Company (including A shares and H shares) were considered and approved;

2. the Report of the Supervisory Committee for the year 2007, and its proposed submission to the 2007 annual general meeting of the Company for approval, were considered and approved;

3. according to the recommendation of China Southern Air Holding Company (the controlling shareholder of the Company), the proposal to nominate Zhang Wei as a Supervisor of the Fifth Session of the Supervisory Committee and its proposed submission to the 2007 annual general meeting of the Company for approval in accordance with the Articles of Association of the Company and the applicable listing rules were considered and approved.

The Supervisory Committee reviewed the Annual Report prepared by the board of directors of the Company and formed the following opinions:

1. The preparation and approval procedures of the Annual Report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

2. contents and format of the Annual Report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission; and

3. none of the persons involved in the preparation and approval of the Annual Report has committed any action in breach of confidentiality requirements in respect of the Annual Report.

The Supervisory Committee of
China Southern Airlines Company Limited

18 April 2008

Appendix: Biography of Zhang Wei

Ms. Zhang Wei, born in September 1966, graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in chemical engineering. Ms. Zhang is an economist and a member of the Communist Party of China. She started her career in September 1988 and served as the General Manager Assistant and Vice General Manager of the Finance Department of China Southern Airlines Company Limited, the Vice Director of the Supervisory Bureau and the Director of the Audit Division of China Southern Air Holding Company ("CSAHC"), and the General Manager and Party Secretary of China Southern Airlines Group Finance Company Limited. She has been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC since October 2007.